Exhibit 99.1

SciSparc Ltd. Announces Closing of $5.026 Million Private Placement

TEL AVIV, ISRAEL, Oct. 13, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc” or the “Company”), today announced the closing of its previously announced private placement with an institutional investor with gross cash proceeds to the company of approximately $5.026 million, before deducting fees to the placement agent and other offering expenses payable by the Company.

In connection with the private placement, the Company issued an aggregate of 1,930,108 units, each unit consisting of two Pre-Funded Warrants. The Pre-Funded Warrants have an exercise price of $0.001, are immediately exercisable upon issuance and have a term of five years from the date of issuance.

Aegis Capital Corp. acted as the exclusive placement agent for the private placement.

The securities described above were sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), and have not been registered under the Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws. Pursuant to a registration rights agreement with the investor, the Company has agreed to file one or more registration statements with the Securities and Exchange Commission (the “SEC”) covering the resale of the ordinary shares issuable upon exercise of the Pre-Funded Warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

For Further Information please refer to information available on the Company’s website: https://scisparc.com/

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. SciSparc is not responsible for the contents of third-party websites.